May 24, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn: Amanda Ravitz, Assistant

Re:	Vishay Precision Group, Inc.
Registration Statement on Form S-3
Filed April 12, 2011 File No. 333473461 (the “Registration Statement”)

Dear Ms. Ravitz:

     We respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated May 4, 2011, relating to the above referenced filing of Vishay Precision Group, Inc. (“VPG”). For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Registration Statement — Selling Securityholders, page 28

1.	Please tell us whether any of the selling securityholders are broker-dealers or affiliates of a broker-dealer. Any selling securityholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling securityholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling securityholder is able to make the following representations in the prospectus:

  The selling securityholder purchased the shares being registered for resale in the ordinary course of business.

  At the time of the purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Response: Based on information provided by the selling securityholders, we understand that Nomura Securities International, Inc. is a broker-dealer, and European Equity Investors L.L.C., NMS Services (Cayman) Inc., and UBS A.G., London Branch are affiliates of broker-dealers. In response to the Staff’s comment, VPG has amended the Registration Statement to include a statement to this effect on pg. 29 of the amended Registration Statement, along with the required representations for those selling securityholders which are affiliates of broker-dealers.

Vishay Precision Group, Inc.

May 24, 2011

2.	Please disclose the transactions in which each selling securityholder received or acquired the offered securities. Include the date of the transaction and the amount of the consideration paid.

Response: In response to the Staff’s comment, VPG has amended the Registration Statement to describe the transactions in which each selling securityholder acquired the offered securities. See pg. 28

3.	Please reconcile the disclosure in the third paragraph of this section that you have assumed for purposes of the table in this section that the selling securityholders will sell all of the exchange shares and exercise shares with the disclosure in the last column of the table about the shares that they will beneficially own after the offering.

Response: In response to the Staff’s comment, VPG has amended the Registration Statement to reflect the beneficial ownership of each of the selling securityholders as zero after the offering. See pg. 28.

4.	Please disclose the natural person or persons who have or share voting and/or investment power for the shares offered by the selling securityholders.

Response: In response to the Staff’s comment, VPG advises the Staff that the selling securityholders are large institutional investment managers that are not closely held entities. Several of the selling securityholders are publicly-held reporting companies in the U.S. or other countries. In the case of NMS Services (Cayman) Inc., this entity is wholly-owned by Bank of America Corporation. In the case of European Private Equity Investors L.L.C., they are wholly owned by General Electric Pension Trust (GEPT), an employee benefit plan trust for the benefit of the employees and retirees of General Electric Company (GE) and its subsidiaries. In the case of Nomura Securities International, Inc., they are owned by Nomura Holdings, Inc., a public company. Accordingly, we respectfully request that we not be required to disclose the names of the many natural persons who comprise the governing bodies of these institutional selling securityholders.

Exhibit 5.1

5.	Given the date restrictions in the third and third-to-last paragraphs, please file a revised opinion on the date you expect this registration statement to be declared effective.

Response: In response to the Staff’s comment, VPG will file an updated opinion on the date that we expect the Registration Statement to be declared effective.

Vishay Precision Group, Inc.

May 24, 2011

6.	The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) may not assume any material facts underlying the opinion or facts that are readily ascertainable. We note the last sentence of the third paragraph of this exhibit. Please file an opinion that is revised as appropriate.

Response: In response to the Staff’s comment, Pepper Hamilton LLP has amended its opinion, which is filed as Exhibit 5.1 to the amended Registration Statement.

7.	Please file an opinion in which counsel opines that the warrants are legal, binding obligations of the registrant under the state law governing the warrant agreements.

Response: In response to the Staff’s comment, Pepper Hamilton LLP has amended its opinion, which is filed as Exhibit 5.1 to the amended Registration Statement.

8.	Please refer to the paragraph following the numbered paragraphs on page 2. Investors are entitled to rely on counsel's opinion. Please file a revised opinion.

Response: In response to the Staff’s comment, Pepper Hamilton LLP has amended its opinion, which is filed as Exhibit 5.1 to the amended Registration Statement.

* * * * *

Additionally, VPG makes the following representations:
  VPG is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

  VPG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 484-321-5300 if you have any questions regarding this letter.

Very Truly Yours,

/s/ William M. Clancy
William M. Clancy
Executive Vice President, Chief Financial Officer
and Corporate Secretary